UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 10, 2015

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Act of 1934.

Yes  ☐                                       No  ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-

Index to Exhibits

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-185478), as such prospectus may be amended or supplemented from time to time.

On June 10, 2015, Westpac announced a new, simplified organisational structure for its Australian retail and business banking operations designed to accelerate the Group’s customer focused strategy.

Under the new structure, two new divisions are being created:

•                  Consumer Bank — responsible for all consumer banking products and services under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands. It will be led by George Frazis.

•                  Commercial and Business Bank — responsible for serving small and medium enterprises, commercial and agri-business customers, as well as asset and equipment finance. Specialist business bankers will continue to operate under their respective brands. The division will be led by David Lindberg.

Consumer Bank

The distinct positions of each of Westpac’s brands—Westpac, St.George, BankSA, Bank of Melbourne and RAMS—will be preserved and supported by a dedicated product and marketing and digital capability. Under the new structure General Managers of each of the brands will report to George Frazis.

George Frazis is currently Group Executive, St.George Banking Group, a position he has held since April 2012.

Commercial and Business Bank

The new Commercial and Business Bank division, led by David Lindberg, will bring together specialised business bankers from each of the brands, equipment and asset finance businesses, as well as responsibility for business products, marketing and digital. This new operating division will ensure greater focus on business customers, an important area of growth for the Group.

David Lindberg is currently Chief Product Officer, responsible for the Group’s retail and business product and digital banking offerings across all brands. In this role, David has led the simplification of products and services, and has been responsible for the highly successful roll-out of Westpac Live. Prior to joining Westpac in 2012, David held senior executive positions in the Commonwealth Bank of Australia and ANZ.

Additional management changes

As a result of the new management structure, Jason Yetton, Group Executive, Westpac Retail & Business Banking is leaving Westpac to pursue other opportunities. Responsibility for all other divisions of the Group remains unchanged.

The new structure will take effect immediately. However, given the Group has operated under the previous structure for almost three quarters of the year, it will report its full year to September 30, 2015 financial results under the previous organisational structure.

Index to Exhibits

Exhibit No.	Description

1	Media Release: Westpac Group’s new operating model to accelerate Service Revolution

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: June 10, 2015	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal